WS5173D


                                                              May 9, 2000


High Yield Fixed Income Portfolio
Butterfield House, 4th Floor
Fort Street, P.O. Box 2330
George Town, Grand Cayman
Cayman Islands, B.W.I.

Dear Sirs:

         This letter agreement (the "Agreement") confirms the agreement of the undersigned, Brown Brothers Harriman Trust Company ("BBH"), to pay all of the operating expenses of High Yield Fixed Income Portfolio (the "Portfolio"), as described in the Registration Statement of the Portfolio on Form N-1A as filed with the Securities and Exchange Commission, as amended, other than fees paid under the Portfolio's Administration Agreement. All of the operating expenses paid by BBH pursuant to this Agreement shall be subject to reimbursement by the Portfolio. To accomplish such reimbursement, the Portfolio hereby agrees to pay to BBH an expense reimbursement fee from the Portfolio estimated and accrued daily and paid monthly in an amount such that immediately after any such payment the aggregate expenses of the Portfolio would not on a per annum basis exceed 0.50% of the Portfolio's average daily net assets.

         This Agreement shall be effective as of May 9, 2000 and may be terminated by either party upon written notice to the other party.

         If the foregoing correctly sets forth our agreement, kindly so confirm by signing the enclosed counterpart of this letter in the space indicated for signature on behalf of the Portfolio below.

                                         Very truly yours,


                                         BROWN BROTHERS HARRIMAN TRUST COMPANY


                                         By     /s/ GERALD F. JOYCE
                                         Gerald F. Joyce

Agreed:

HIGH YIELD FIXED INCOME PORTFOLIO


By  /s/ PHILIP W. COOLIDGE
Philip W. Coolidge